UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                    BCE INC.
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                                (Name of Issuer)


                            COMMON SHARES, NO PAR VALUE
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                         (Title of Class of Securities)


                                    05534B760
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                                 (CUSIP Number)


                                JEFFREY M. DAVIS
                        SENIOR LEGAL COUNSEL, INVESTMENTS
                      ONTARIO TEACHERS' PENSION PLAN BOARD
                          5650 YONGE STREET, 5TH FLOOR
                                TORONTO, ONTARIO
                                 CANADA M2M 4H5
                                 (416) 228-5900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 5, 2007
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            (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      This Amendment No. 2 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 9, 2007 (the "Schedule 13D") by Ontario Teacher's Pension Plan Board ("Teachers'"), with respect to the Common Shares, no par value (the "Common Shares") of BCE Inc., a corporation organized under the laws of Canada (the "Issuer"). The address of the Issuer's principal executive offices is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless specifically amended hereby or in Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 5, 2007, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION.

ITEM 4 IS AMENDED AS FOLLOWS:

      On June 5, 2007, Teachers' and the Issuer entered into a Confidentiality Agreement (the "Confidentiality Agreement") pursuant to which the Issuer may provide Teachers' with certain information concerning the Issuer that could reasonably be expected to be confidential (the "Confidential Information"), including information about its divisions, affiliates, associates, subsidiaries, business segments, employees, officer, directors, customers and/or vendors, in connection with a potential transaction or other business combination involving the purchase of an interest in some or all of the Issuer (each a "Transaction"). Subject to customary exceptions, Teachers' has agreed to keep confidential the Confidential Information. The Confidentiality Agreement contains standstill provisions that, subject to certain exceptions, prohibit Teachers' from taking certain actions without the Issuer's prior written consent until the earlier of
(i) June 5, 2008 and (ii) such time as Teachers' obtains the written consent of the Issuer. Such actions include (a) effecting or proposing to effect (i) any acquisition of any securities or rights to acquire any securities, assets or properties of the Issuer or certain of its affiliates, (ii) any merger, arrangement or other business combination or takeover bid or exchange offer involving the Issuer or certain of its affiliates, (iii) any recapitalization, dissolution or other extraordinary transaction with respect to the Issuer or certain of its affiliates and (iv) any solicitation of proxies or consent to vote with respect to any voting securities of the Issuer or certain of its affiliates, (b) participating or joining in a group or acting in concert with any person with respect to voting securities of the Issuer or attempting to acquire direct or indirect control of the Issuer or certain of its affiliates,
(c) otherwise seeking to control or influence the management, board of directors or policies of the Issuer or certain of its affiliates, (d) taking any action that might reasonably be expected to cause or require the Issuer to make a public announcement regarding the matters set forth in (a) above, (e) making any public disclosure with respect to the provisions of the Confidentiality Agreement and (f) entering into any arrangements or agreements with third parties with respect to the foregoing other than with certain permitted parties for purposes of evaluating a Transaction. The standstill provisions will expire when (i) an offer to acquire all of the equity securities or substantially all of the assets of the Issuer by a third party is publicly disclosed and approved by the Board of Directors of the Issuer or (ii) a third party acquires ownership of more than 50% of the Common Shares of the Issuer. Teachers' also has agreed that it will not, without the prior written consent of the Issuer, disclose, discuss or enter into an agreement with any other person for the purpose of partnering with or obtaining financing from such person in connection with a Transaction, other than with or from certain permitted parties specified in the Confidentiality Agreement.

      Teachers' has had conversations, and plans to have additional conversations, with representatives of the Issuer and others with respect to a Transaction and other matters. No assurances can be given that a Transaction involving the Issuer will be proposed, or if proposed, consummated.



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



      Except as disclosed in this Amendment, Teachers' currently has no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, Teachers' reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities and (e) other relevant factors. Without limiting the generality of the preceding sentence, Teachers' reserves the right to, at any time or from time to time, subject to the restrictions contained in the Confidentiality Agreement, (i) purchase or otherwise acquire additional Common Shares, or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, "Issuer Securities"), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in the open market, in privately negotiated transactions or otherwise, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities or (v) encourage (including, without limitation, communications with the Issuer's directors and management, existing or potential security holders, investors, lenders or strategic partners, and investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger or other reorganization, (B) changes to the Issuer's capitalization or dividend policy or
(C) other changes to the Issuer's business or structure.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 6 IS AMENDED TO ADD THE FOLLOWING:

      Please see the disclosure included in Item 4 for information regarding contracts with respect to securities of the Issuer.


















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



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2007

                                 ONTARIO TEACHERS' PENSION PLAN BOARD


                                 By:  /s/  Roger I. Barton
                                     ----------------------------------------
                                 Name:   Roger I. Barton
                                 Title:  Vice President, General Counsel and
                                         Secretary






















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